Exhibit (a)(23)

CONTACTS:
     Abernathy MacGregor Frank
     Patricia Sturms/Kate Huneke
     (212) 371-5999

         WHX CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR GLOBAL
                    INDUSTRIAL TECHNOLOGIES TO JUNE 24, 1999

         New York-June 7, 1999--WHX Corporation (NYSE: WHX) announced today that its cash tender offer for any and all outstanding shares (other than the 2,173,800 shares currently owned by WHX) of Global Industrial Technologies, Inc. (NYSE: GIX ) at $11.50 per share will be extended until 5:00 p.m., New York City time, on June 24, 1999, unless again extended. The number of shares of Global tendered and not withdrawn, in addition to the number of shares of Global currently owned by WHX, represent about 31.1% of the approximately 22.3 million shares of Global that are currently outstanding. .

         The depositary for the tender offer, Harris Trust and Savings Bank, has advised WHX that to date 4,755,003 shares of Global had been tendered and not withdrawn. WHX announced that it is looking forward to the opportunity to address fellow Global shareholders at the Annual Meeting, scheduled to take place later today. WHX, along with GT Acquisition Corp., Mr. Ronald LaBow and Mr. Marvin Olshan, may be deemed to be participants in the solicitation of proxies in connection with the 1999 Annual Meeting of Global.

         The tender offer remains subject to, among other things, the Rights Condition, the Supermajority Condition, the Business Combination Condition and the Defensive Action Condition, all as described in the Offer to Purchase previously mailed to Global stockholders.

         WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

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